Exhibit 99.1

7 February 2006

Directors’ Interests

Performance Restricted Share Plan

The following options which were granted to directors on 6 February 2006 will be exercisable for the two year period following the end of the performance period, subject to the satisfaction of performance conditions and on the payment of £1. The maximum entitlements on satisfaction of the performance conditions in full are shown below:-

Director	Shares Under Option	End of Performance Period
Mike Bramley	160,100	30 September 2008
Tim Clarke	235,702	30 September 2008
Tony Hughes	160,100	30 September 2008
Karim Naffah	168,994	30 September 2008

Following these grants, the total number of shares under option to directors under all Company plans, are:-

Mike Bramley	1,479,001
Tim Clarke	2,321,763
Tony Hughes	1,562,693
Karim Naffah	1,528,735

Contact details:–
Victoria M Penrice
Head of Secretariat
0121 498 6514